Exhibit 99.1

Ming Shing Group Holdings Limited Announces Resignation of Director and Addition to Board of Directors

Hong Kong, November 6, 2025 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Ming Shing announces the resignation of Yu Yuan as an independent director. Mr. Yuan has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Ming Shing is pleased to announce the appointment of Wan-Jung Sun to its Board of Directors as director of the Company. Ms. Sun, age 39, has over 10 years of experience in business administration. Her expertise will be pivotal to Ming Shing’s future business development.

“We are thankful to Yu Yuan’s service as independent director of the Company.” stated Wenjin Li, CEO of Ming Shing. “We are excited to welcome Wan-Jung Sun to our Board of Directors. Ms. Sun’s working experience in business administration will enhance the Company’s corporate governance by providing oversight of the management.”

About Wan-Jung Sun

Ms. Wan-Jung Sun, age 39, has over 10 years of experience in business administration. Ms. Sun has been an assistant to the chief operating officer of Ruiying Japan Co., Ltd. Since July 2023. From July 2016 to June 2023, Ms. Sun was a senior manager of Imperial Pacific International (CNMI), LLC. From August 2014 to June 2016, Ms. Sun was an assistant to the President of Imperial Pacific International Holdings Ltd. From October 2010 to June 2014, Ms. Sun was a manager of Centaline Property Agency Ltd. Ms. Sun obtained a Bachelor of Science from the Chihlee Institute of Technology in 2015.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk